SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2013
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

News & Information	Sony Corporation Konan 1-7-1, Minato-ku, Tokyo

　　                                                      　　　No.13-091E
August 6, 2013

Sony Corporation Sends Letter to Third Point

Tokyo, August 6, 2013 – Sony Corporation (“Sony” or “the Company”) today sent a letter to Third Point LLC following a unanimous vote of Sony’s Board of Directors.  The letter outlines that the Board and management team strongly believe that continuing to own 100% of the Company’s entertainment businesses is fundamental to Sony’s success, and that a rights or public offering is not consistent with the Company’s strategy for achieving sustained growth in profitability and shareholder value.  The letter sets out a number of reasons, including:

•
Demand for content is increasing its value in a dynamic industry environment characterized by emerging distribution platforms and the proliferation of both powerful mobile devices and access to broadband.  Sony believes its entertainment businesses will increasingly benefit from these trends, and the Company’s shareholders will benefit from owning all, rather than a part, of these valuable assets; and

•
Full control of Sony’s entertainment businesses drives internal collaboration, facilitates synergies, and allows the Company to be more nimble.  Sony believes that the opportunities for collaboration among Sony’s businesses are numerous and increasing, and a rights or public offering would create the need for otherwise unnecessary and burdensome arm’s length intercompany relationships as a result of minority shareholder rights, thereby limiting Sony’s control and strategic flexibility.

In addition, Sony’s Board and management believe it has adequate capital resources to fund its business plans.  Should Sony require capital, or in the event of unanticipated events, the Company’s priority would be to raise capital without selling a portion of an asset fundamental to the growth strategy, and without unnecessarily burdening Sony’s ability to execute its business strategy for both entertainment and electronics.

The Company expects to begin providing additional disclosures regarding its entertainment businesses for the second quarter of the current fiscal year to help market participants better analyze performance of these businesses.

“We are encouraged by our progress as we continue to execute on our One Sony strategy,” said Kazuo Hirai, President and CEO of Sony.  “We have made many changes during my tenure as CEO, and we are confident that we are on the right path.  Sony’s entertainment businesses are critical to our corporate strategy and will be important drivers of growth, and I am firmly committed to assuring their growth, to improving their profitability, and to aggressively leveraging their collaboration with our electronics and service businesses.  We are determined to pursue sustained growth in profitability and shareholder value, so that we can meet and exceed the expectations of all of our stakeholders.”

The full text of the letter is attached to this press release.

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Cautionary Statement
 Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiii)
the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xiv)	risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.
Inquiries:
Corporate Communications, Sony Corporation
Tel: 03-6748-2200

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August 6, 2013

Mr. Daniel S. Loeb
Chief Executive Officer
Third Point LLC
390 Park Avenue
New York, NY 10022

Dear Mr. Loeb:

Thank you for your letters.  We welcome the opportunity to exchange views with our shareholders, and we appreciate that you have shared your perspectives.  We agree with the statement in your May 14, 2013 letter that Sony has “one of the most prestigious entertainment businesses in the world.”  Your investment in Sony has increased the market’s focus on our entertainment businesses, which we welcome.

Since your first letter on May 14, 2013, the Board of Directors and management team, with the assistance of external financial and legal advisors, have thoroughly considered the merits of your proposal for a rights or public offering of 15-20 percent of our entertainment businesses.  Our external financial advisors have met with you and heard your views in more detail.  While we share with you the objectives of increasing profitability and driving shareholder value, after careful review, the Sony Board of Directors has unanimously concluded that continuing to own 100% of our entertainment business is the best path forward and is integral to Sony’s strategy.  We do, however, expect to increase disclosure regarding Sony’s entertainment businesses.  We agree this can help market participants analyze their performance and monitor their success.

I have been a part of the Sony family for nearly 30 years, the last year being my first as CEO.  I have witnessed Sony’s long history of innovation and our passion to create groundbreaking products, content and services that inspire and excite our customers all over the world.  During my tenure as CEO, we have made many changes, and we are encouraged by our progress and the opportunities ahead as we continue to execute on our One Sony strategy.  Our strategy includes a commitment to:

•
Further strengthen profitability in the entertainment businesses.  Sony Pictures and Sony Music are critical elements of our strategy and fundamental drivers of Sony’s growth for the future.  We expect that our strategy will result in strong growth and increasing profitability through investing in high-growth, high-margin businesses, particularly in television production and international networks.

In the Pictures business, we are aggressively investing in our global television production business, with 32 new and returning TV series on air in the US this year, including 15 new series in 2013-2014, the most ever for Sony.  We continue to invest in our attractive, high-growth worldwide networks business.  Indeed, we have grown revenue in our worldwide networks business from approximately $600 million in the fiscal year ended March 31, 2008 to $1.5 billion in the fiscal year ended March 31, 2013.  We are also building upon our diversified film slate strategy, and expect to continue to explore the use of slate financing when it is advantageous to us.

We are very focused on increasing margins at Pictures, including through the growth initiatives described above, and by reducing costs.  While we believe our theatrical marketing costs have been and continue to be in line with our competitors, and that our margins are generally comparable to some other major studios, we recognize that our margins should be higher.  In the year since I became CEO, we have driven growth and profitability in our entertainment businesses, and during that time we have taken additional steps to tighten controls and reduce costs.  For example, in the past year we have undertaken a rigorous cost savings initiative, including structural changes, that we expect to generate significant annual savings at Pictures over the next few years.  We have also instituted an even more exacting “green light” process for film production, focusing more intensively on overall slate profitability as well as per film returns-on-investment.

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Our Music business continues to be profitable with margins we believe are generally in line with peers.  We are nurturing and developing new talent, exploiting our vast catalog and copyrights, and exploring other growth opportunities, including leveraging our vast music content for use with increasingly popular digital music service platforms.  We continue to seek cost reductions and pursue operating efficiencies.

Finally, our executive compensation arrangements at Pictures and Music are tied to the performance of their business.  We believe this aligns incentives for the executive management teams at Pictures and Music, specifically by linking compensation to financial performance.

Pictures and Music are critical to Sony’s corporate strategy and will be essential drivers of our future growth.  Many of your observations regarding our entertainment businesses, and in particular Pictures, are not consistent with the businesses I know.  I am personally involved in the oversight of these businesses and firmly committed to assuring their growth, to improving their profitability, and to aggressively leveraging their collaboration with our electronics and service businesses.

•
Revitalize our electronics business.  While the industry environment for our electronics business remains challenging, we have made significant progress over the past year, and we are confident that we are on the right path.  We have accelerated structural reforms through our global business operations, as well as portfolio realignment, including divestiture from non-strategic businesses, and allocating capital to areas of focus.  We have also released powerful new products that appeal to consumers globally.  As you mentioned in your recent investor letter, our Xperia series smartphones have been very well received in Japan and Europe, and this momentum is expanding internationally, while our Cyber-shot RX1 won the prestigious Camera Grand Prix 2013 as the best new camera in Japan.  We are also encouraged by the positive feedback from the announcement of the PlayStation 4, which is highly integrated with our leading networks and mobile businesses.  The transformation of our television business has been progressing as planned.  We are investing in Mobile, Imaging and Game, and these business units are inextricably linked to our One Sony strategy.

•
Continue financial services’ steady contribution.  We expect the financial services business to continue to deliver highly dependable financial products and services, and maintain its high customer satisfaction ratings.  Through these efforts, the business is expected to achieve stable and growing profitability and reinforce the power of the Sony brand.

•
Achieve our growth and profitability goals.  We believe that a continued focus on steady execution will allow us to achieve the financial targets we set at the beginning of fiscal year 2012.  Specifically, for fiscal year 2014 (ending March 31, 2015), we are targeting consolidated sales and operating revenue of ¥8.5 trillion, an operating margin of more than 5% and a return on equity of 10%.  For the electronics business, for fiscal year 2014 we continue to target sales and operating revenue of ¥6.0 trillion and an operating margin of 5%.

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The Board and management team strongly believe that continuing to own 100% of our entertainment business is fundamental to Sony’s success and that neither a subscription rights offering nor a public offering is consistent with our strategy for many reasons.  These include:

•
Demand for content is increasing its value in a dynamic industry environment, and we believe our entertainment businesses will increasingly benefit from these trends.  We are in an extraordinary industry environment, where we believe the emergence of new distribution platforms, the proliferation of powerful mobile devices, and near-ubiquitous broadband access will continue to spur increasing demand for premium content at unprecedented levels.  We believe Sony is well-positioned to drive value from our global content assets in this exciting environment and, thus, we believe our shareholders will benefit from owning all, rather than a part, of these valuable assets.

•
Full control of our entertainment businesses drives internal collaboration, facilitates synergies, and allows us to be more nimble.  Content, technology, and consumer and professional products are rapidly converging, not diverging, and we therefore expect the interplay between our entertainment and electronics businesses only to increase in size and form over the coming years and to help drive the growth of Sony’s electronics business.  We observe this trend in many of our businesses, and especially in our Mobile business, where a rapidly changing landscape demands flexibility, timely decision-making and speedy execution.  We also see this in the increasingly strong linkage between Sony Pictures and our Professional Solutions Group within our electronics business, in particular in focus areas such as 4K television, professional equipment, and digital production systems.  These are only examples.  We believe the many opportunities for collaboration in this regard are only increasing, and a rights or public offering would put obstacles in our strategic path, creating the need for otherwise unnecessary and burdensome arm’s length intercompany relationships and for consideration of minority shareholder rights, thereby limiting our control and strategic flexibility.

•
There are alternative sources of capital available, should Sony require it.  We believe Sony has adequate capital resources to fund our business plans.  Our entertainment businesses have used their cash flow to fund and invest in their businesses, and their cash flow has not been utilized to fund other businesses.  Should management determine that Sony requires additional capital, there are more efficient sources available to raise the approximately $2 billion of capital you have suggested raising through a rights or public offering.  Should we require capital, or in the event of unanticipated events, our priority would be to raise it without selling a portion of an asset fundamental to our growth strategy, and without unnecessarily burdening Sony’s ability to execute our business strategy for both entertainment and electronics.

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•
We can achieve increased disclosure regarding Sony’s entertainment businesses without a rights or public offering.  We agree with you, other shareholders and a number of analysts that there may be advantages to providing more disclosure about our entertainment businesses, but we believe a rights or public offering is not required to provide such disclosure. We believe that providing additional disclosures will help investors better analyze the performance of these businesses. Starting in the second fiscal quarter of this year, we expect to include quarterly revenue figures for certain categories within the Pictures and Music segments, as well as certain other metrics.  We also expect to include, on a quarterly basis, necessary information to enable investors to calculate adjusted earnings before interest, taxes, depreciation and amortization for each segment, including Pictures and Music.  Finally, we plan to host regular meetings with our entertainment management team to assist investors and other market participants to improve their understanding and knowledge of our entertainment businesses.

Sony’s Board and management team fully understand that the industries in which Sony operates are challenging, fast moving and competitive, and as a result we are very focused on avoiding obstacles that may hamper alignment among our businesses.  We believe Sony is already changing for the better, and we are encouraged by the opportunities that lie ahead as we aggressively pursue our One Sony strategy.  We remain committed to pursuing sustained growth in profitability and shareholder value, so that we can meet and exceed the expectations of all of our stakeholders.

We thank you for your commitment to Sony and will continue to give full consideration to any constructive feedback from our valued shareholders.  We look forward to maintaining a productive relationship with you and welcome an ongoing dialogue.

Sincerely,

/s/ Kazuo Hirai
Kazuo Hirai
President and CEO
Sony Corporation

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

August 6, 2013